

August 4, 2015

<u>Via E-mail</u>
Christophe Lavigne
President and Chief Executive Officer
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

   Re: LDR Holding Corporation
      Form 10-K for the Year Ended December 31, 2014
      Filed February 20, 2015
      File No. 001-36095

Dear Mr. Lavigne:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant